Filed Pursuant to Rule 424(B)(3)
Registration File Number 333-150719

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. We are not using this preliminary prospectus supplement to offer to sell these securities or to solicit offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 24, 2008

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 19, 2008

UGI Utilities, Inc.

$                         % Senior Notes Due

We are offering $       million of     % Senior Notes due     . We will pay interest on the notes semiannually in arrears on March 30 and September 30 of each year until maturity, beginning on March 30, 2009. The notes will mature on     . We may redeem the notes, in whole or in part, at any time prior to maturity by paying the make-whole price described in this prospectus supplement. We must redeem all of the notes under the circumstances and at the redemption price described in this prospectus supplement under the caption “Description of the Notes—Special Mandatory Redemption of the Notes.”

Please read the information described under the captions “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus for a more detailed description of the terms of the notes.

Investing in the notes involves risks. See “Risk Factors” on page S-6 of this prospectus supplement to read about important factors you should consider before buying the notes.

	Price to Public(1)		Underwriting Discounts and Commissions		Proceeds to UGI Utilities

Per % Senior Note due		%		%		%
Total	$		$		$

(1)	Plus accrued interest from , 2008, if settlement occurs after that date.

The notes will be our senior unsecured obligations and, as described in this prospectus supplement under the caption “Description of the Notes,” will rank equally with all of our other senior unsecured indebtedness. The notes will not be listed on any securities exchange or included in any automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes on or about                     , 2008 through the book-entry facilities of The Depository Trust Company.

Joint Bookrunners

Wachovia Securities	Citi	Credit Suisse

The date of this prospectus supplement is September     , 2008

Prospectus Supplement

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the terms of this offering of the notes. The second part is the accompanying prospectus dated May 19, 2008, which is part of the Registration Statement on Form S-3 (Registration No. 333-150719). Generally, when we refer to the “prospectus,” we are referring to both parts combined. If the description of the offering of the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. If any information in this prospectus supplement conflicts with any information that has been incorporated by reference, you should rely on the most recent information.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus authorized by UGI Utilities, Inc. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date of the document in which such information appears.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement does not repeat important information that you can find in the accompanying prospectus or in the Registration Statement on Form S-3 and in the reports and other documents that we file with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede that information. We incorporate by reference the following documents, as well as all future documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we terminate this offering:

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2007;

•	Quarterly Reports on Form 10-Q for the quarters ended December 31, 2007, March 31, 2008, and June 30, 2008; and

•	Current Reports on Form 8-K dated March 5, 2008 and September 22, 2008.

We will provide you with a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. We will provide this information upon written or oral request at no cost to you. To make a request, please contact:

Robert H. Knauss, Esq.

Vice President and General Counsel

UGI Utilities, Inc.

100 Kachel Boulevard, Suite 400

Green Hills Corporate Center

Reading, PA 19607

(610) 796-3400

We are not required to, and do not, provide annual reports to holders of our debt securities unless specifically requested by a holder.

ii

FORWARD-LOOKING STATEMENTS

Some information in this prospectus supplement, as well as in the accompanying prospectus and the documents that we have incorporated by reference, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Such statements use forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that actual results almost always vary from assumed facts or bases, and the differences between actual results and assumed facts or bases can be material, depending on the circumstances.

When considering forward-looking statements, you should keep in mind the following important factors that could affect our future results and could cause those results to differ materially from those expressed in our forward-looking statements: (1) inability to successfully manage acquisitions; (2) adverse weather conditions resulting in reduced demand; (3) price volatility and the availability of oil, electricity and natural gas and the capacity to transport them to market areas; (4) inability to timely recover costs through rate proceedings; (5) changes in laws, regulations, and standards affecting, among other things, safety, tax and accounting matters; (6) the impact of pending and future legal proceedings; (7) competitive pressures from the same and alternative energy sources; (8) liability for environmental claims; (9) customer conservation measures due to high energy prices and improvements in energy efficiency and technology resulting in reduced demand; (10) adverse labor relations; (11) large customer, counterparty or supplier defaults; (12) increased uncollectible accounts receivable; (13) liability in excess of insurance coverage for personal injury and property damage arising from operating hazards and risks incidental to distributing electricity and transporting, storing and distributing natural gas, and catastrophic events, including acts of terrorism; (14) political, regulatory and economic conditions in the United States; and (15) reduced access to capital markets and interest rate fluctuations.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events except as required by the federal securities laws.

iii

OFFERING SUMMARY

This is a summary of the offering. The summary may not contain all of the information about us and the notes that may be important to you. To learn more about us and the notes, you should carefully read this prospectus supplement, the accompanying prospectus, and the detailed information, including the financial statements and notes to those financial statements, incorporated by reference into this prospectus supplement and the accompanying prospectus. In addition, you should pay particular attention to the “Risk Factors” section beginning on page S-6 to determine whether an investment in the notes is appropriate for you. All references to “we,” “our,” “us,” or “the Company” in this document mean UGI Utilities, Inc. and its subsidiaries, unless the context otherwise requires.

Who We Are

We are a public utility company that owns and operates two natural gas distribution utilities and an electric utility in Pennsylvania. We are a wholly owned subsidiary of UGI Corporation (“UGI Corp”).

Our Gas Utility segment (“Gas Utility”) consists of our regulated natural gas distribution business (“UGI Gas”) and that of our wholly owned subsidiary, UGI Penn Natural Gas, Inc. (“UGIPNG”). Gas Utility served approximately 478,000 customers in eastern and northeastern Pennsylvania as of September 30, 2007. We acquired UGIPNG from Southern Union Company on August 24, 2006. Our Electric Utility segment (“Electric Utility”) consists of our regulated electric distribution business, serving approximately 62,000 customers in northeastern Pennsylvania as of September 30, 2007. Gas Utility and Electric Utility are regulated by the Pennsylvania Public Utility Commission (the “PUC”).

We were incorporated in Pennsylvania in 1925. Our executive offices are located at 100 Kachel Boulevard, Suite 400, Green Hills Corporate Center, Reading, Pennsylvania 19607, and our telephone number is (610) 796-3400. Our website is http://www.ugi.com. The information contained in or connected to our website is not incorporated into, and does not constitute a part of, this prospectus supplement or the accompanying prospectus.

Our Business Strengths

We believe that our business strengths include the following:

•	a history of delivering superior customer service as recognized by J.D. Power and Associates;

•	a favorable regulatory environment with gas-cost pass-through mechanisms for our gas utilities; and

•	an experienced management team with a successful track record of growing the regulated gas utility operations within our service territory, including through acquisitions.

Acquisition of PPL Gas Utilities Corporation

On March 5, 2008, we signed a definitive agreement to acquire all of the issued and outstanding stock of PPL Gas Utilities Corporation (“PPL Gas”), the natural gas distribution utility of PPL Corporation, for approximately $268 million plus working capital. Immediately after the closing, we intend to sell the assets of PPL Gas’ wholly owned subsidiary Penn Fuel Propane, LLC (“Penn Fuel”), a retail propane distributor, to AmeriGas Propane, L.P., one of our affiliates, for cash consideration of approximately $32 million plus working capital. PPL Gas distributes natural gas to approximately 75,000 customers in 34 counties in eastern and central Pennsylvania, and also distributes natural gas to several hundred customers in portions of one county in Maryland. PPL Gas is regulated by the PUC and the Maryland Public Service Commission (the “MPSC”). For its last fiscal year ended December 31, 2007, PPL Gas had net income of $7.3 million and earnings before interest ($5.5 million), taxes ($7.2 million) and depreciation and amortization ($9.2 million) of $29.2 million. We are disclosing PPL Gas’ earnings before interest, taxes, depreciation and amortization to provide additional information to investors about PPL Gas’ underlying results.

PPL Gas’s natural gas distribution system consists of approximately 4,098 miles of pipeline mains, with 20 miles in Maryland and the remainder in Pennsylvania. It also has natural gas storage facilities in Pennsylvania. PPL Gas has approximately 300 employees.

We expect to realize a number of economic and strategic benefits as a result of our acquisition of PPL Gas. We believe that the transaction will provide:

•	resources to allow us to continue to grow within our expanded service territory;

•	service territories that complement our own; and

•	the opportunity for sharing of best practices.

We expect to fund the acquisition of PPL Gas with a combination of cash on the balance sheet contributed by UGI Corp, borrowings under our revolving credit agreement, and the net proceeds from this offering. The acquisition has been approved by the PUC and the MPSC. The closing of the transaction currently is scheduled for October 1, 2008.

The Offering

Issuer	UGI Utilities, Inc.

Securities Offered	$ million aggregate principal amount of % senior notes due .

Maturity Date	The notes mature on .

Interest Rate	% per annum. Interest on the notes will accrue from , calculated on a basis of a 360-day year consisting of twelve 30-day months.

Interest Payment Dates	Each March 30 and September 30, commencing on March 30, 2009.

Ranking	The notes will rank equally in right of payment with all of our existing and future senior unsecured indebtedness, including our medium term notes, our outstanding senior notes and our bank credit facility. As of June 30, 2008, we had $562 million of indebtedness outstanding and additional borrowing capacity of $320 million under our bank credit facility. See “Capitalization.” The notes will be structurally subordinated to any future indebtedness of our subsidiaries and effectively subordinated to any of our future indebtedness that is secured, to the extent of the value of the assets securing such indebtedness.

Optional Redemption	We may redeem the notes, in whole or in part, at any time by paying the make-whole price described in this prospectus supplement. See “Description of the Notes—Optional Redemption.”

Special Mandatory Redemption of the Notes	If our proposed acquisition of PPL Gas is not completed on or prior to November 15, 2008 or the Stock Purchase Agreement is terminated on or prior to that date, we must redeem the notes at a redemption price equal to 100% of the aggregate principal amount of the notes, plus accrued and unpaid interest from the date of initial issuance to but excluding the redemption date. See “Description of the Notes—Special Mandatory Redemption of the Notes.”

Certain Covenants	The terms of the indenture governing the notes restrict our ability to create certain liens, enter into certain sale and leaseback transactions, or, in certain cases, to consolidate, merge or transfer all or substantially all of our assets. These restrictions are subject to a number of important qualifications and exceptions, which are described under “Description of the Notes—Restrictive Indenture Provisions” and “—Consolidation, Merger, Sale or Conveyance.”

Events of Default	If an event of default occurs, the principal amount of the notes then outstanding, together with any accrued interest, may be declared immediately due and payable, except that upon the occurrence of certain bankruptcy related events of default, such principal and interest will become immediately payable without any such declaration. See “Description of the Notes—Events of Default.”

Form and Denomination	The notes will be represented by one or more global notes issued in fully registered form that, when issued, will be registered in the name of Cede & Co., as registered owner and as nominee for DTC. Purchases and transfers of beneficial interests in such notes will be made in book-entry form. Purchases of notes or beneficial interests in the notes may be made in denominations of $1,000 or any integral multiples thereof.

Use of Proceeds	We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $ million. We intend to use the net proceeds from the sale of the notes, as well as cash on the balance sheet contributed by UGI Corp and borrowings under our revolving credit agreement, to finance our acquisition of PPL Gas. See “Use of Proceeds.”

Trustee, Registrar and Paying Agent	U.S. Bank National Association.

Risk Factors	See “Risk Factors” beginning on page S-6 and other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus for a discussion of information you should carefully consider before investing in the notes.

Summary Financial Information

The following summary financial data of UGI Utilities, Inc., insofar as they relate to each of the years in the three-year period ended September 30, 2007, have been derived from our audited annual consolidated financial statements and the notes thereto, which are incorporated by reference into this prospectus supplement. In addition, the following summary financial data of UGI Utilities, Inc., insofar as they relate to the nine-month periods ended June 30, 2008 and 2007, have been derived from our unaudited condensed consolidated financial statements for the nine-month periods ended June 30, 2008 and 2007 and the notes thereto, which are incorporated by reference into this prospectus supplement, and which, in the opinion of our management, include all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for such periods. The operating results for the nine-month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the entire year. The following data should be read in conjunction with UGI Utilities’ historical audited and unaudited consolidated financial statements, and the related notes thereto, which are incorporated herein by reference.

	Nine Months Ended June 30,		Year Ended September 30,
	2008	2007	2007	2006(1)	2005
		(in thousands)
Statement of Operations Data:
Revenues	$1,119,930	$1,019,827	$1,183,247	$822,069	$681,152
Depreciation and amortization	30,826	30,610	40,934	26,617	23,827
Operating income	160,336	154,174	165,093	104,889	103,279
Interest expense	29,880	32,117	42,327	24,345	18,326
Net income	77,967	73,552	74,187	48,641	50,821

(1)	Includes the results of the natural gas distribution business of Southern Union Company’s PG Energy division beginning on August 24, 2006, the date of our acquisition of that business.

As of June 30, 2008
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$8,401
Total debt	562,000
Stockholder’s equity	598,348

Ratio of earnings to fixed charges

	Nine months ended June 30, 2008	Year ended September 30,
		2007	2006	2005	2004	2003
Ratio of earnings to fixed charges	5.17	3.76	4.08	5.26	5.28	6.25

RISK FACTORS

You should consider the risks described below and the information under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2007, which is incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making a decision to invest in the notes. Additional risks not presently known to us or that we currently deem immaterial may also impair our financial condition and business operations.

Risks Relating to the Notes

The indenture does not restrict the amount of additional debt that we may incur.

The indenture under which the notes will be issued does not place any limitation on the amount of unsecured debt that we may incur. Our incurrence of additional debt may have important consequences for you as a holder of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes and reducing the trading value of your notes, if any.

There may be no trading market for the notes.

We do not intend to list the notes on any securities exchange or to seek approval for quotations through any automated quotation system. For these reasons, we cannot assure you that:

•	a liquid market for the notes will develop;

•	you will be able to sell your notes; or

•	you will receive any specific price upon any sale of the notes.

If a public market for the notes develops, the notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes, and our financial performance.

Risk Relating to Our Acquisition of PPL Gas

If we fail to successfully manage the acquisition of PPL Gas, our financial results may be adversely affected.

We expect to complete the acquisition of the capital stock of PPL Gas from PPL Corporation on or about October 1, 2008. The acquisition of PPL Gas will increase the size of our natural gas utility business by adding approximately 75,000 customers to our pre-acquisition natural gas utility customer base as of September 30, 2007 of approximately 478,000 customers. Management may be distracted from day to day business operations in their efforts to successfully manage the PPL Gas business. If we fail to successfully manage the new acquisition, our business and financial condition could be adversely affected.

Risks Relating to Our Business

Decreases in the demand for natural gas and electricity because of warmer-than-normal heating season weather could adversely affect our results of operations, financial condition and cash flows because our rate structure does not contain weather normalization provisions.

Because many of our customers rely on natural gas or electricity to heat their homes, our results of operations are adversely affected by warmer-than-normal heating season weather. Weather conditions have a significant impact on the demand for natural gas and electricity for heating purposes. Accordingly, demand for natural gas and electricity is generally at its highest during the five-month peak heating season of November through March and is directly affected by the severity of the winter weather. Our rate structure does not contain weather normalization provisions to compensate for warmer-than-normal weather conditions, and we have historically sold less natural gas and electricity when weather conditions are milder and, consequently, earned less income. As a result, warmer-than-normal heating season weather could reduce our net income, harm our financial condition and adversely affect our cash flows.

Energy efficiency and technology advances, as well as price-induced customer conservation, may result in reduced demand for our energy products and services.

The trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, may reduce the demand for energy products. Prices for natural gas are subject to volatile fluctuations in response to changes in supply and other market conditions. During periods of high energy commodity costs, our prices generally increase, which may lead to customer conservation. A reduction in demand could lower our revenues and, therefore, lower our net income and adversely affect our cash flows. We cannot predict the materiality of the effect of future conservation measures or the effect that any technological advances in heating, conservation, energy generation or other devices might have on our operations.

Electricity supplier defaults may adversely affect our results of operations.

Generally, we purchase our power needs from electricity suppliers under fixed-price energy and capacity contracts. Should any of the suppliers under these contracts fail to provide electric power under the terms of these contracts through December 2009, any increases in the cost of replacement power or capacity could negatively impact our results and adversely affect our cash flows because of our inability to recover these potential increases in our current rates. Under PUC default service regulations that became effective in September of 2007, however, any potential increases in the cost of replacement power or capacity resulting from supplier contract defaults for power or capacity to be delivered after 2009 can be recovered through default service rates.

Changes in commodity market prices may have a negative effect on our liquidity.

Depending on the terms of our contracts with suppliers as well as our use of financial instruments including natural gas futures contracts to reduce volatility in the cost of natural gas we purchase, a change in the market price of electricity or natural gas could create payment obligations for the Company and expose us to an increased liquidity risk.

Our need to comply with comprehensive, complex, and sometimes unpredictable government regulations may increase our costs and limit our revenue growth, which may result in reduced earnings.

There are many governmental regulations that have an impact on our businesses. Existing statutes and regulations may be revised or reinterpreted and new laws and regulations may be adopted or become applicable to the Company, which may affect our businesses in ways that we cannot predict.

Regulators may not allow timely recovery of costs for us, UGI Penn Natural Gas, Inc., or PPL Gas Utilities Corporation in the future, which may adversely affect our results of operations.

In our Gas Utility and Electric Utility segments, our operations are subject to regulation by the PUC. The PUC, among other things, approves the rates that we, UGIPNG, and, after the acquisition, PPL Gas may charge to our utility customers, thus impacting the returns that we, UGIPNG, and PPL Gas may earn on the assets that are dedicated to those operations. We expect to file requests with the PUC to increase base rates that we charge customers of UGIPNG and, after the acquisition, of PPL Gas, early in 2009. If we, UGIPNG, or PPL Gas are required in a rate proceeding to reduce the rates we charge our utility customers, or if we, UGIPNG, or PPL Gas are unable to obtain approval for timely rate increases from the PUC, particularly when necessary to cover increased costs, our revenue growth will be limited and earnings may decrease.

We are subject to operating and litigation risks that may not be covered by insurance.

Our business operations are subject to all of the operating hazards and risks normally incidental to the handling, storage and distribution of combustible products, such as natural gas. These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment. As a result, we are sometimes a defendant in legal proceedings and litigation arising in the ordinary course of business. We believe that we are adequately insured for claims in excess of our self-insurance; however, certain types of damages, such as punitive damages and penalties, if any, may not be covered by insurance. There can be no assurance that our insurance will be adequate to protect us from all material expenses related to pending and future claims or that such levels of insurance will be available in the future at economical prices.

Remediation costs resulting from liability from contamination claims could reduce our net income.

We are investigating and remediating contamination at a number of present and former operating sites in the U.S., including former sites where we or our former subsidiaries operated manufactured gas plants. We have also received claims from third parties that allege that we are responsible for costs to clean up properties where we or our former subsidiaries operated a manufactured gas plant or conducted other operations. Costs we incur to remediate sites outside of Pennsylvania cannot be recovered in our future PUC rate proceedings, and insurance may not cover all or even part of these costs. Our actual costs to clean up these sites may exceed our current estimates due to factors beyond our control, such as:

•	the discovery of presently unknown conditions;

•	changes in environmental laws and regulations;

•	judicial rejection of our legal defenses to the third-party claims; or

•	the insolvency of other responsible parties at the sites at which we are involved.

In addition, if we discover additional contaminated sites, we could be required to incur material costs, which would reduce our net income.

USE OF PROCEEDS

We intend to use all of the net proceeds from the sale of the notes, as well as cash on the balance sheet contributed by UGI Corp and borrowings under our revolving credit agreement, to fund our acquisition of all of the capital stock of PPL Gas.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2008 (1) on an actual basis and (2) as adjusted to give effect to (i) the consummation of this offering, (ii) the acquisition on October 1, 2008 of PPL Gas using the proceeds from this offering, the receipt of a $120 million cash contribution from UGI Corp, and estimated borrowings of $       million under our bank credit facility, and (iii) the sale of the assets of Penn Fuel immediately after our acquisition of PPL Gas and the use of the estimated proceeds therefrom of $33 million to repay borrowings under our bank credit facility, as if those transactions had occurred on June 30, 2008. The purchase price for PPL Gas and the sale price for the assets of Penn Fuel include estimates of the working capital in the amount of $21 million for PPL Gas and in the amount of $1 million for Penn Fuel as of October 1, 2008. The as adjusted amount of cash and cash equivalents reflects an estimate of the cash and cash equivalents of PPL Gas as of October 1, 2008 in the amount of $840,000. You should read this table in conjunction with “Offering Summary—Acquisition of PPL Gas Utilities Corporation,” “Offering Summary—Summary Financial Information,” “Use of Proceeds” and our consolidated financial statements and the notes to those financial statements that are incorporated by reference into this prospectus supplement.

	June 30, 2008 (in thousands)
	Actual	As Adjusted
Cash and cash equivalents	$8,401	$

Debt (including current maturities):
Bank loans	$30,000	$
Medium-Term Notes (due 2012-2034)	257,000
5.75% Senior Notes due October 2016	175,000
6.21% Senior Notes due October 2036	100,000
% Senior Notes due offered hereby	—

Total debt	$562,000	$
Stockholder’s equity(1)	598,348

Total capitalization	$1,160,348	$

(1)	Does not reflect the payment to UGI Corp by UGI Utilities of a dividend in July 2008 in the amount of $18.4 million.

DESCRIPTION OF THE NOTES

General

The following description of the notes supplements and, to the extent inconsistent, supersedes the description of the general terms and provisions of the debt securities set forth under the section entitled “Description of Debt Securities” in the accompanying prospectus. You should read the accompanying prospectus in conjunction with this prospectus supplement and any free writing prospectuses we provide to you.

We will issue the notes under an indenture dated as of August 1, 1993 between UGI Utilities, Inc. and U.S. Bank National Association, successor trustee to Wachovia Bank, National Association, as trustee, and a supplemental indenture to be dated as of the closing date, between UGI Utilities, Inc. and U.S. Bank National Association, as trustee. We are permitted to issue additional notes under the indenture in an unlimited principal amount.

We summarize selected provisions of the indenture below. Because this section is only a summary, it is not complete and does not describe every aspect of the notes. You should read the indenture before you make any investment decision. Capitalized and other terms not otherwise defined in this prospectus supplement shall have the meanings given to them in the indenture.

The notes are senior, unsecured obligations and will rank pari passu with our existing and future senior unsecured indebtedness, including our medium-term notes, outstanding senior notes and bank credit facility. As of June 30, 2008, we had $562 million of indebtedness outstanding and additional borrowing capacity of $320 million under our bank credit facility. See “Capitalization.” The notes will be structurally subordinated to any future indebtedness of our subsidiaries and effectively subordinated to any of our future indebtedness that is secured, to the extent of the value of the assets securing such indebtedness. The specific terms of the notes are set forth below:

•	Title: % senior notes due

•	Stated maturity date:

•	Interest rate: % per annum

•	Date interest starts accruing: , 2008

•	Interest payment dates: March 30 and September 30

•	First interest payment date: March 30, 2009

•	Regular record dates for interest: March 15 and September 15

•	Computation of interest: on the basis of a 360-day year consisting of twelve 30-day months.

•	Form of notes: one or more global notes that we will deposit with or on behalf of the Depository Trust Company (“DTC”).

•	Ranking: The notes will constitute a separate series of our unsecured and unsubordinated debt securities, ranking equally with any other unsecured and unsubordinated debt of ours.

We will issue the notes in denominations of $1,000 and integral multiples of $1,000.

The notes will be limited to $           million aggregate principal amount. We may, without the consent of the holders, increase the principal amount of the notes in the future.

Optional Redemption

At any time, from time to time, we may redeem the notes, in whole or in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•

the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus     basis points;

plus accrued interest to the date of redemption.

We will mail notice of any redemption to the trustee and DTC or its nominee, not less than 30 days and not more than 60 days before the redemption date. Notice by DTC or its nominee to these participants and by participants to “street name” holders of indirect interests in the notes will be made according to arrangements among them and may be subject to statutory or regulatory requirements. If we redeem only some of the notes, it is the practice of the trustee to determine by lot the amount of notes to be redeemed. Unless we default in payment of the redemption price on the redemption date, interest will cease to accrue on the notes or portions of notes called for redemption. On or before the redemption date, we will deposit with the trustee or one or more paying agents money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealers as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Reference Treasury Dealer” means (1) a primary U.S. Government securities dealer (a “Primary Treasury Dealer”) selected by Wachovia Capital Markets, LLC; each of Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, and their respective successors; provided that if any of the foregoing ceases to be, and has no affiliate that is, a Primary Treasury Dealer, we will substitute for it another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to a Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Reference Treasury Dealer Quotations for that redemption date.

Special Mandatory Redemption of the Notes

In the event that, for any reason, (i) the proposed acquisition of PPL Gas is not completed on or prior to November 15, 2008 or (ii) the Stock Purchase Agreement is terminated on or prior to November 15, 2008, we will redeem all of the notes on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price. Notice of a special mandatory redemption will be mailed promptly after the occurrence of the event triggering redemption to each holder of the notes at its registered address. If funds sufficient to pay the Special Mandatory Redemption Price (including any accrued and unpaid interest) of all the notes to be redeemed on the Special Mandatory Redemption Date are deposited with the Paying Agent on or before such Special Mandatory Redemption Date, and certain other conditions are satisfied, on and after such Special Mandatory Redemption Date the notes will cease to bear interest.

For purposes of the foregoing discussion of a special mandatory redemption, the following definitions are applicable:

“Special Mandatory Redemption Date” means the earlier to occur of (a) December 15, 2008 if the proposed acquisition has not been completed on or prior to November 15, 2008, or (b) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the Stock Purchase Agreement for any reason.

“Special Mandatory Redemption Price” means 100% of the aggregate principal amount of the notes together with accrued and unpaid interest from the date of initial issuance to but excluding the Special Mandatory Redemption Date.

“Stock Purchase Agreement” means that certain Stock Purchase Agreement between PPL Corporation and us, dated as of March 5, 2008.

Book-Entry Issuance

The notes will be represented by one or more global notes that will be deposited with and registered in the name of DTC or its nominee. We will not issue certificated notes to you, except in the limited circumstances described below. Each global note will be issued to DTC, which will keep a computerized record of its participants whose clients have purchased the notes. Each participant will then keep a record of its own clients. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred. DTC, its nominees and their successors may, however, transfer a global note as a whole to one another, and these transfers are required to be recorded on our records or a register to be maintained by the trustee.

Beneficial interests in a global note will be shown on, and transfers of beneficial interests in the global note will be made only through, records maintained by DTC and its participants. DTC has provided us with the following information: DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlements among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants’ accounts. This book-entry system eliminates the need to exchange certificated securities. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the Financial Industry Regulatory Authority.

When you purchase notes through the DTC system, the purchases must be made by or through a direct participant, which will receive credit for the notes on DTC’s records. When you actually purchase the notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect participants’ records. DTC will have no knowledge of your individual ownership of the notes. DTC’s records will show only the identity of the direct participants and the principal amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers.

The trustee will wire payments on the notes to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of each global note for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global note to you or any other beneficial owners in that global note.

It is DTC’s current practice, upon receipt of any payment of distributions or liquidation amounts, to proportionately credit direct participants’ accounts on the payment date based on their holdings. In addition, it is DTC’s current practice to pass through any consenting or voting rights to such participants by using an omnibus proxy. Those participants will, in turn, make payments to and solicit votes from you, the ultimate owner of notes, based on their customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or the Company.

Notes represented by one or more global notes will be exchangeable for certificated notes with the same terms in authorized denominations only if:

•	DTC is unwilling or unable to continue as a depositary or ceases to be a clearing agency registered under applicable law, and a successor is not appointed by us within 90 days;

•	an event of default occurs and is continuing in respect of the notes; or

•	we decide to discontinue the book-entry system.

If a global note is exchanged for certificated notes, the trustee will keep the registration books for the notes at its corporate office and follow customary practices and procedures regarding those certificated notes.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Exchange, Transfer and Payment

Payments of any amounts owing in respect of the global notes will be made through one or more paying agents appointed under the indenture to DTC or its nominee as the holder of the global notes. Initially, the paying agent for the notes will be U.S. Bank National Association, as trustee, whose offices are in Philadelphia, Pennsylvania. You may exchange or transfer the notes at the same offices.

If you hold notes registered in definitive form with an aggregate principal amount equal to or greater than $1,000,000, you may instruct us in writing to direct our paying agent to pay the principal and accrued interest of such notes directly to your account at any United States bank, as long as such written instructions are received no less than 15 days prior to a scheduled interest payment date and as long as the United States bank is equipped to receive such a direct deposit.

You may transfer or exchange notes without a service charge. We may, however, require a payment to cover any applicable tax or governmental charge.

If we have transferred funds to our paying agent to make scheduled principal or interest payments in respect of any of the notes, and you do not claim such principal or interest payment within three years, we may reclaim such funds and you will have to look to us, and not the paying agent, for payment.

Same-Day Settlement and Payment

Settlement for the notes will be made by the underwriters in immediately available funds. For so long as the notes are represented by global notes, we will make all payments of principal and interest in immediately available funds.

Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the notes will trade in the Same-Day Funds Settlement System maintained by DTC until maturity, and secondary market trading activity in the notes will, therefore, be required by DTC to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations of this offering to beneficial owners of the notes. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, rulings, administrative pronouncements and judicial decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. No assurance can be given that the Internal Revenue Service (the “IRS”) will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary deals only with notes that are held as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary does not include any description of the tax laws of any state, local or non-U.S. government that may be applicable to a particular holder and does not consider any aspects of U.S. federal tax law other than income taxation. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as dealers or traders in securities or commodities, financial institutions or financial services entities, banks, thrifts, insurance companies, expatriates, corporations subject to Section 7874 of the Code, partnerships or other pass-through entities or investors in such entities, regulated investment companies, tax-exempt entities, persons that hold notes as a part of a hedge, straddle, conversion transaction, constructive sale or other similar arrangement, investors who received notes as compensation, holders subject to the U.S. federal alternative minimum tax, and investors who have elected mark-to-market accounting. This summary also does not address tax consequences to U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

For purposes of this discussion, a U.S. Holder is a beneficial owner of notes that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other business entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust, or a trust that was in existence on August 20, 1996, and validly elected to continue to be treated as a domestic trust. A Non-U.S. Holder is any beneficial owner of notes who is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

If a partnership (or other entity that is treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of notes, the tax treatment of the partnership or a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and the partners in such a partnership should consult its own tax advisors regarding the tax consequences of this offering.

The discussion set out below is intended only as a general summary of the principal U.S. federal income tax considerations of this offering to a beneficial owner of notes and is not tax or legal advice to any particular holder. You are urged to consult your own tax advisor as to the tax consequences of this offering, including the application to your particular situation of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Consequences to U.S. Holders

The following is a summary of the general U.S. federal income tax consequences that will apply to you if you are a “U.S. Holder” of the notes. Certain consequences to “Non-U.S. Holders” of the notes are described under “—Consequences to Non-U.S. Holders,” below.

Payments of Interest

Subject to the discussion below, stated interest on a note will generally be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Further, if as expected, the notes are issued at par or at a discount that is “de minimis” for U.S. federal income tax purposes, the notes will not be treated as issued with original issue discount for such purposes.

Disposition of Notes

Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on such disposition (except to the extent any amount realized is attributable to accrued but unpaid interest, which is treated as interest as described above) and the holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder.

Gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the note is more than 12 months. Certain U.S. Holders (including individuals) currently are eligible for preferential tax rates in respect of long-term capital gain. The deductibility of capital losses by U.S. Holders is subject to certain limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal, premium (if any) and interest on and the proceeds of certain sales of notes unless the U.S. Holder is an exempt recipient. A backup withholding tax may apply to such payments if the U.S. Holder fails to provide its taxpayer identification number or certification of exempt status or has been notified by the I.R.S. that payments to the U.S. Holder are subject to backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided that the U.S. Holder furnishes the required information to the I.R.S. on a timely basis.

Consequences to Non-U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will generally apply to you if you are a Non-U.S. Holder of notes.

Payments of Interest

The 30% U.S. federal withholding tax (or lower applicable treaty rate) generally will not apply to any payment to a Non-U.S. Holder of interest on a note provided that:

•

such interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if an applicable income tax treaty requires, is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder);

•

the Non-U.S. Holder does not actually or constructively (under applicable attribution rules) own 10% or more of the total combined voting power of the Company’s voting stock, within the meaning of Section 871(h)(3) of the Code;

•	the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company directly or indirectly through stock ownership; and

•

(a) the Non-U.S. Holder provides its name and address, and certifies, under penalties of perjury, that it is not a United States person (which certification may be made on an I.R.S. Form W-8BEN) or (b) a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its business holds the note on a Non-U.S. Holder’s behalf and certifies, under penalties of perjury, either that it has received I.R.S. Form W-8BEN from the holder or from another qualifying financial institution intermediary or that it is permitted to establish and has established the holder’s foreign status through other documentary evidence, and otherwise complies with applicable requirements. If the notes are held by or through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable Treasury Regulations.

Subject to the following paragraph, if a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the holder provides the Company with a properly executed (1) I.R.S. Form W-8BEN claiming an exemption from or reduction in withholding under an applicable tax treaty or (2) I.R.S. Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the holder’s conduct of a trade or business in the United States.

If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business (and, if an income tax treaty applies, the interest is attributable to a U.S. permanent establishment), the Non-U.S. Holder will instead be required to pay U.S. federal income tax on that interest on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder. In addition, if a Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States. For this purpose, interest on the notes that is effectively connected with your conduct of a trade or business in the United States would be included in your earnings and profits.

Disposition of Notes

Any gain recognized upon the sale, exchange, redemption or other taxable disposition of a note (except with respect to accrued and unpaid interest, which would be taxable as such) will not be subject to the 30% U.S. federal withholding tax. Such gain also generally will not be subject to U.S. federal income tax unless:

•

that gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met.

A Non-U.S. Holder described in the first bullet point above will generally be required to pay U.S. federal income tax on the net gain derived from the sale and if such holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate or a lower rate if so specified by an applicable tax treaty.

Information Reporting and Backup Withholding

In general, the Company must report to the I.R.S. and to each Non-U.S. Holder the amount of interest on the notes paid to such Non-U.S. Holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable tax treaty. Backup withholding may apply to certain payments of principal, premium (if any) and interest on the notes to Non-U.S. Holders, as well as to the proceeds of certain sales of notes made through brokers, unless the holder has made appropriate certifications as to its foreign status, or has otherwise established an exemption. The certification of foreign status described above under “—Payments of Interest” is generally effective to establish an exemption from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided that the Non-U.S. Holder furnishes the required information to the I.R.S. on a timely basis.

UNDERWRITING

The Company and Wachovia Capital Markets, LLC as the representative of the underwriters for the offering named below, have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table:

Underwriters	Principal Amount of Notes
Wachovia Capital Markets, LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC

Total	$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes offered hereby are subject to certain conditions and that the underwriters are obligated to purchase all of the notes in the offering if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitment of the non-defaulting underwriters may be increased or the offering of the notes may be terminated.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to     % of the principal amount. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to     % of the principal amount. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The notes are a new issue of securities with no established trading market. The Company has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commission, will be approximately $400,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

It is expected that delivery of the notes will be made against payment therefore on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the      business day following the date of pricing of the notes (such settlement cycle being referred to herein as “T+    ”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or any of the following      business days will be required, by virtue of the fact that the notes initially will settle in T+    , to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade those notes on the date of pricing or any of the following      business days should consult their own advisor.

The underwriters or their affiliates are lenders under our bank credit facility. Based on our estimate of PPL Gas’s working capital on the estimated closing date of the acquisition of the stock of PPL Gas, we expect to borrow an additional $                 million under our bank credit facility. The underwriters have, from time to time, performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates, for which they have received and will receive customary fees and expenses.

LEGAL MATTERS

The validity of the notes has been passed upon for us by Morgan, Lewis & Bockius LLP. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements of UGI Utilities, Inc. as of September 30, 2007 and 2006 and for each of the three years in the period ended September 30, 2007 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of September 30, 2007, incorporated in this prospectus supplement and the accompanying prospectus by reference to UGI Utilities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2007, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of PPL Gas Utilities Corporation and subsidiaries as of and for the year ended December 31, 2007, incorporated by reference herein, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale of these securities is not permitted.

Subject to completion, dated May 19, 2008

PROSPECTUS

$220,000,000

UGI UTILITIES, INC.

DEBT SECURITIES

This prospectus summarizes the general terms of these debt securities. We will provide the specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and the prospectus supplements carefully before you invest.

Investing in these debt securities involves certain risks. See “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2007, which is incorporated by reference into this prospectus, and “Risk Factors” in the applicable prospectus supplement, for a discussion of the factors you should carefully consider before purchasing these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these debt securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 19, 2008

You should rely only on the information we incorporate by reference or provide in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the debt securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may sell any of the types of debt securities described in this prospectus, including debentures, notes and/or other unsecured indebtedness, in one or more offerings up to a total dollar amount of $220,000,000. This prospectus provides you with a general description of the debt securities that we may offer.

We provide information to you about the debt securities in three documents that progressively provide more detail:

1. This Prospectus. Contains general information that may or may not apply to each offering of debt securities.

2. The Prospectus Supplement. Will contain more specific information than this prospectus and may also add, update or change information contained in this prospectus. To the extent information differs from this prospectus, you should rely on the different information in the prospectus supplement.

3. The Pricing Supplement. If applicable, will provide final details about a specific offering and the terms of the offered debt securities, including their price. To the extent information differs from this prospectus or the prospectus supplement, you should rely on the different information in the pricing supplement.

You should read this prospectus, any prospectus supplement and any pricing supplement together with any additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION to learn about us.

The terms “Company” and “UGI Utilities,” as well as the terms “our,” “we,” and “its,” are sometimes used to refer to UGI Utilities, Inc. or, collectively UGI Utilities, Inc. and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains additional information about us and the debt securities. In addition, we file annual, quarterly and special reports and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website address is http://www.sec.gov. Also, you may read and, for a fee, copy any document that we file with the SEC at the SEC’s public reference room at:

Room 1580

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

This prospectus does not repeat important information that you can find elsewhere in the registration statement and in the reports and other documents that we file with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede that information. We incorporate by reference the following documents, as well as all future documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we terminate this offering:

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2007;

•	Quarterly Reports on Form 10-Q for the quarters ended December 31, 2007 and March 31, 2008; and

•	Current Report on Form 8-K dated March 5, 2008.

We will provide you with a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. We will provide this information upon written or oral request at no cost to you. To make a request, please contact:

Robert H. Knauss, Esq.

Vice President and General Counsel

UGI Utilities, Inc.

100 Kachel Boulevard, Suite 400

Green Hills Corporate Center

Reading, PA 19607

(610) 796-3400

We are not required to, and do not, provide annual reports to holders of our debt securities unless specifically requested by a holder.

ABOUT UGI UTILITIES, INC.

We are a public utility company that owns and operates two natural gas distribution utilities and an electric utility in Pennsylvania. We are a wholly owned subsidiary of UGI Corporation (“UGI”).

On August 24, 2006, we acquired a Pennsylvania natural gas utility business from Southern Union Company, which significantly increased our natural gas distribution business. The Gas Utility segment (“Gas Utility”) consists of the regulated natural gas distribution businesses of the Company and our subsidiary, UGI Penn Natural Gas, Inc. Gas Utility serves approximately 478,000 customers in eastern and northeastern Pennsylvania. The Electric Utility segment (“Electric Utility”) consists of the regulated electric distribution business of the Company, serving approximately 62,000 customers in northeastern Pennsylvania. Gas Utility and Electric Utility are regulated by the Pennsylvania Public Utility Commission (“PUC”).

On March 5, 2008, we signed a definitive agreement to acquire all of the capital stock of PPL Gas Utilities Corporation, the natural gas utility of PPL Corporation, for approximately $268 million, plus working capital. The Company expects to fund the purchase price and related costs with a combination of balance sheet cash and long-term debt. The closing of the transaction is subject to various customary conditions, including receipt of the approval of the PUC and the Maryland Public Service Commission. The transaction is currently expected to close on or about September 30, 2008.

We were incorporated in Pennsylvania in 1925. Our executive offices are located at 100 Kachel Boulevard, Suite 400, Green Hills Corporate Center, Reading, Pennsylvania 19607, and our telephone number is (610) 796-3400.

RISK FACTORS

Please see the risk factors described under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended September 30, 2007, which we incorporate by reference into this prospectus. Before making an investment decision, you should carefully read and consider these risks, as well as any other risks described in documents we incorporate by reference into this prospectus. Additional unknown or unpredictable risk factors could also have material adverse effects on future results.

RATIO OF EARNINGS TO FIXED CHARGES

Incorporated by reference from Exhibit 12.1 to our Form 10-Q for the period ended March 31, 2008.

USE OF PROCEEDS

Unless we state otherwise in the applicable prospectus supplement, the net proceeds from any sale of debt securities will be used for general corporate purposes, which may include refinancings of indebtedness, working capital, capital expenditures, repurchases and redemptions of securities, and acquisitions.

DESCRIPTION OF DEBT SECURITIES

We will issue the debt securities under an indenture dated August 1, 1993 between UGI Utilities, Inc. and U.S. Bank National Association, successor trustee to Wachovia Bank, National Association, as trustee, and a supplemental indenture, to be dated as of the closing date of each offering of debt securities, between UGI Utilities, Inc. and U.S. Bank National Association, as trustee.

We summarize selected provisions of the indenture below and refer you directly to the sections in the indenture where these provisions may be found. Because this is only a summary, it is not complete and does not describe every aspect of the debt securities. This summary is also subject to and qualified by reference to the description of the particular terms of the series of the debt securities that we offer to you and describe in the applicable prospectus supplement. You should read the indenture for provisions that may be important to you but that are not included in this summary.

General

We will issue the debt securities from time to time in one or more series. A prospectus supplement or a pricing supplement will describe the terms of a particular series and specify the aggregate principal amount of each series. The debt securities will be our direct unsecured obligations and will rank equally with our other unsecured debt. The indenture does not limit the amount of debt securities that we may issue under it.

Provisions Applicable to a Particular Series

The prospectus supplement or pricing supplement for a particular series of debt securities being offered will describe the specific terms related to the offering, including the price or prices at which the debt securities to be offered will be issued. These terms may include some or all of the following:

•	the title of the series;

•	the total principal amount of the debt securities of the series;

•	the date or dates on which the principal is payable;

•	the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

•	the date or dates from which interest will accrue, the interest payment dates and the record date for the interest payable on each interest payment date;

•	the place or places where interest, principal and any premium payments will be made;

•	whether we have the option to redeem the debt securities and, if so, the terms of our redemption option;

•	any obligation that we have to redeem the debt securities by way of payment to a sinking fund;

•	any obligation that we have to repurchase the debt securities at the holder’s option;

•	the portion of the principal payable upon acceleration of maturity, or provable in bankruptcy, if other than the entire principal;

•	whether the debt securities will be represented by a global security, as discussed in the section below entitled Global Securities; and

•	any other additional or different terms of the debt securities.

We will issue the debt securities in denominations of $1,000 and any integral multiples of $1,000, unless we state otherwise in the applicable prospectus supplement. (Section 2.7) We may offer and sell the debt securities at a discount below their principal amount. The applicable prospectus supplement will describe United States federal income tax and any other considerations applicable to those debt securities.

We need not issue all of the debt securities of a particular series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series.

Form, Exchange, Registration, Transfer and Payment

We will issue the debt securities in registered form, unless we state otherwise in the prospectus supplement. (Section 2.7) We will pay the principal of and interest on the debt securities at our agent’s offices in Philadelphia, Pennsylvania or at any of our offices that we designate. You may exchange or transfer the debt securities at the same offices. (Section 3.2)

If you hold debt securities registered in definitive form with an aggregate principal amount equal to or greater than $1,000,000, you may instruct us in writing to direct our paying agent to pay the principal and accrued interest of such debt securities directly to your account at any United States bank, as long as such written instructions are received no less than 15 days prior to a scheduled interest payment date and as long as the United States bank is equipped to receive such a direct deposit. (Section 3.1)

You may transfer or exchange debt securities without a service charge. We may, however, require a payment to cover any applicable tax or governmental charge. (Section 2.8)

If we have transferred funds to our paying agent to make scheduled principal or interest payments in respect of any of the debt securities, and you do not claim such principal or interest payment within three years, we may reclaim such funds and you will have to look to us, and not the paying agent, for payment. (Section 9.4)

Global Securities

We may issue some or all of the debt securities of a particular series in the form of one or more global certificates registered in the name of a securities depositary or its nominee identified in the applicable prospectus supplement.

Each global security will be deposited with the securities depositary or its nominee or a custodian for the securities depositary, as identified in the applicable prospectus supplement.

Except with respect to transfers of the global security as a whole between the depositary and its nominee or between the depositary and a successor depositary, a global security may not be transferred or exchanged unless and until it is exchanged in whole or in part for debt securities in definitive form. (Sections 2.4 and 2.8)

As long as the securities depositary or its nominee is the registered holder of a global security representing a series of the debt securities, that person will be considered the sole owner and holder of the global security and the debt securities, or series of debt securities, that it represents for all purposes. (Sections 2.4 and 2.8) Unless we otherwise state in an applicable prospectus supplement, if you have a beneficial interest in a global security:

•	you may not have the global security, or any debt securities that it represents, registered in your name;

•	you may not receive or be entitled to receive physical delivery of certificated debt securities in exchange for your beneficial interest in the global security; and

•	you will not be considered the holder of the global security, or any debt securities it represents, for any purpose under the indenture.

We will make all payments of principal and interest on a global security to the securities depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities, for example, insurance companies, take physical delivery of securities in definitive form. These laws may impair your ability to transfer beneficial interests in a global security.

The only persons that may own beneficial interests in a global security are institutions having accounts with the securities depositary or its nominee, which are called “participants” in this discussion, and persons that hold beneficial interests through participants. When a global security representing debt securities is issued, the securities depositary will credit to the accounts of the participants that we, or the particular underwriters of the offering, identify for the securities depositary on the depositary’s book-entry, registration and transfer system, the respective principal amounts of debt securities that the global security represents.

Ownership of beneficial interests in a global security will be shown only, and the transfer of those ownership interests will be effected only through, records maintained by:

•	the securities depositary, with respect to a participant’s direct holdings; and

•	the applicable participants with respect to beneficial interests that the participants hold on behalf of other persons.

Accordingly, if you hold a beneficial interest in debt securities through a participant, you must look to the participant to receive any payments in respect of principal of or interest on the debt securities and must follow the participant’s own procedures to exercise your rights under the indenture.

We will describe the specific terms of any depositary agreement in the applicable prospectus supplement.

Restrictive Indenture Provisions

Limitation on Mortgages. Under the indenture, if we, or any of our subsidiaries, incur or guarantee debt that is secured by any of our or one of our subsidiary’s property, we must secure the debt securities at least equally and ratably with such secured debt. This requirement does not apply, however, if the total amount of our debt that is secured by property does not exceed 10% of our consolidated net tangible assets. (Section 3.10)

This restriction on the incurrence or guarantee of debt secured by a mortgage does not apply to the following types of mortgages:

•	mortgages of a subsidiary that existed at the time it became our subsidiary;

•	mortgages that existed at the time of an acquisition of property or that were created in connection with an acquisition, for example, mortgages created to secure the purchase price in the acquisition;

•	construction mortgages that are entered into, or for which commitments are received within certain time periods;

•	mortgages in our favor or in favor of one of our subsidiaries;

•	mortgages existing at the date that any then outstanding debt securities were issued;

•	mortgages existing on any property at the time that we or one of our subsidiaries acquired it in connection with a merger, consolidation, lease, acquisition or other transaction;

•	mortgages in favor of governmental bodies to secure payments pursuant to any contract or statute;

•	any extensions, renewals or replacements of any of these categories of mortgages. (Section 3.10)

In determining whether the amount of debt secured by mortgages does not exceed 10% of our consolidated net tangible assets, the aggregate amount of debt secured by mortgages should not include the mortgages listed above. (Section 3.10). In calculating our consolidated net tangible assets, the following items should be subtracted from our total consolidated assets using our most recent consolidated balance sheet:

•	applicable reserves and other properly deductible items;

•	current liabilities, except the current portion of long-term liabilities and liabilities under capital leases; and

•	various intangible assets. (Section 1.1)

Limitations on Sale and Leaseback Transactions. The indenture prohibits us and any of our subsidiaries from selling or transferring property with the intention of leasing it back. However, this restriction does not apply in the following situations:

•	if the lease period is for a term of not more than three years at the end of which the use will be discontinued;

•	if the sale and leaseback transaction is between us and one of our subsidiaries or between subsidiaries;

•

if we or our subsidiary would be entitled under the limitation on mortgages provisions described above, without triggering an obligation on our part under those provisions to then equally and ratably secure the debt securities, to incur indebtedness secured by a mortgage on the property involved in the sale and leaseback transaction in an amount at least equal to the amount of attributable debt, which is an amount equal to the lesser of:

•	the fair market value of the property, as determined by our board, and

•

the present value of the total net amount of the rent payable by us under the lease of the property, discounted at the rate of interest set forth or implicit in the terms of the lease, or, if not practicable to determine such rate, the weighted average interest rate per annum paid by us to the holders of debt securities then outstanding compounded semi-annually;

•

if, in the opinion of our board, the proceeds of the sale of the property in the sale and leaseback transaction are determined to represent the fair market value of such property, and we apply an amount of such proceeds equal to the greater of the net proceeds of the sale or the amount of attributable debt, as defined above, within 180 days of the sale, to either or both of:

•

the retirement of our or one of our subsidiary’s debt that matures more than 12 months after its creation, other than pursuant to a mandatory retirement or prepayment of debt or a contractual obligation and other than debt that is subordinate to the debt securities or owed to us or a subsidiary, or

•	the purchase, construction or development of comparable property; or

•	if the sale and leaseback transaction is entered into within 60 days of our or our subsidiary’s initial acquisition of the property. (Section 3.11)

Events of Default

Under the indenture, it is an event of default if:

•	we fail to pay any interest on any debt securities within 10 days of a scheduled interest payment date;

•	we fail to pay all or a portion of the principal on any of the debt securities when it is due;

•	we fail to make any required sinking fund payment in respect of any debt securities when due and payable;

•	we fail to perform any other covenant or agreement applicable to the debt securities within 30 days after we receive written notice of that failure;

•	we or one of our significant subsidiaries is involved in certain types of events involving bankruptcy, insolvency or reorganization;

•

there is an event of default under any of our other instruments of indebtedness under which we had outstanding as of August 1, 1993, or at any time thereafter, an aggregate principal amount of $10,000,000 or greater, if such event of default involves a failure to pay all or a portion of the principal amount of such indebtedness when due and payable, or the maturity of such indebtedness is accelerated and such acceleration is not rescinded or annulled within 10 days after notice of such acceleration is given to us, provided that such event of default has not been remedied or cured by us or waived by the holders of such indebtedness; or

•	there is any other event of default under the terms of the debt securities.

Under certain circumstances, the trustee need not provide notice to the holders of the debt securities that an event of default has taken place. (Section 4.1)

Remedies if an Event of Default Occurs

If an event of default occurs, other than an event of default involving bankruptcy, insolvency or reorganization, either the trustee or the holders of at least 25% in total principal amount of the debt securities of the relevant series may declare the entire principal amount of such series due and payable immediately. (Section 4.1)

If an event of default involving our failure to perform a covenant or agreement under the indenture occurs, and if such failure is with respect to all of the series of the debt securities outstanding at that time, then either the trustee or the holders of at least 25% in total principal amount of the debt securities may declare the entire principal amount of all of the debt securities due and payable immediately, if such event of default is continuing at the time the trustee or the holders make such declaration. (Section 4.1)

If an event of default occurs due to an event involving bankruptcy, insolvency or reorganization, the total principal amount of all of the outstanding debt securities will automatically be due and payable immediately, without notice to us. (Section 4.1)

Under various circumstances, the declaration of an event of default under the indenture may be overturned by the holders of a majority in principal amount of the debt securities of all affected series outstanding at that time. (Section 4.10)

The holders of a majority in principal amount of the debt securities of any particular series outstanding have, with various exceptions, the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee with respect to the debt securities of that series. The trustee is under no obligation to exercise any of its rights or powers at the request or direction of the holders of the debt securities, however, unless those holders have offered the trustee reasonable indemnity against the expenses and liabilities that it might incur as a result. (Sections 4.9 and 5.2)

Except for actions for the payment of overdue principal or interest, under the indenture (Sections 4.6 and 4.7), a holder may not institute an action against us unless:

•	the holder shall have previously given to the trustee written notice of default and continuation of such default; or

•

the holders of not less than 25% in principal amount of the debt securities of the series outstanding at that time shall have requested the trustee to institute such action and shall have offered the trustee reasonable indemnity, and the holders of a majority of the principal amount of the debt securities of each affected series shall not have given the trustee contrary instructions; and

•	the trustee shall not have instituted such action within 60 days of such request.

Modification of the Indenture

Under the indenture, in order to change our rights and obligations or the rights of any holders of debt securities, the holders of not less than 51% in principal amount of the debt securities of all series affected by such change, voting as one class, must consent to the change. However, we may not make any of the following changes unless each holder of debt securities affected by such change gives his or her specific consent:

•	extend the final maturity date of any of the debt securities;

•	reduce the principal amount of any of the debt securities;

•	reduce the interest rate on the debt securities or extend the interest payment date of any of the debt securities;

•	reduce the amount payable to the holders of any debt securities on redemption of such debt securities;

•	reduce the amount of principal that would be payable to the holders of the debt securities upon acceleration under the indenture;

•	impair or affect any holder’s right to institute suit for payment;

•	impair or affect any holder’s right to repayment; or

•	reduce the percentage of principal amount held by holders required to modify other terms of the indenture from 51%. (Section 7.2)

Consolidation, Merger, Sale or Conveyance

We may not merge or consolidate with any other corporation, or sell or convey all or substantially all of our assets to any person, unless:

•	we are the surviving corporation, or

•

the successor corporation or the corporation that acquires our assets is incorporated in the United States, executes a supplemental indenture expressly assuming our obligation to make punctual payments of principal of and interest on all of the debt securities, according to the applicable interest rate under each series of debt securities, and expressly assumes all of our other obligations under the indenture.

We also may not merge or consolidate with any other corporation or sell or convey all or substantially all of our assets to any person if, immediately after such merger, consolidation, sale or conveyance, we or the successor corporation, as the case may be, would be in default of performance obligations under any covenant or condition contained in the indenture. (Section 8.1)

Satisfaction and Discharge

Under the indenture (Section 9.1), we may terminate certain of our obligations with respect to any series of debt securities by irrevocably depositing in trust with the trustee, on or within one year prior to the maturity or redemption date of such debt securities, cash sufficient to pay the principal of and interest, if any, due and to become due on such debt securities and any other sums payable to the holders of such debt securities.

Governing Law

The indenture and the debt securities are governed by the laws of the State of New York. (Section 10.8)

PLAN OF DISTRIBUTION

We may sell the debt securities:

•	to or through underwriters or dealers; or

•	through agents; or

•	directly to one or more purchasers; or

•	by a combination of the methods noted above.

The prospectus supplement or the pricing supplement will describe the details of the plan of distribution, including the offering price, our proceeds from the sale, the names of the underwriters, dealers or agents and their commissions, fees or discounts.

In connection with the sale of the debt securities, underwriters, dealers or agents may receive compensation from us or from purchasers in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the debt securities may be underwriters as defined in the Securities Act of 1933, as amended (the “Act”). Any discounts or commissions they receive from us and any profits they receive on the resale of the debt securities may be treated as underwriting discounts and commissions under the Act. We will identify any underwriters, dealers or agents and describe their compensation in the prospectus supplement.

We may have agreements with the underwriters and agents to indemnify them against certain civil liabilities, including liabilities under the Act. Underwriters, dealers, and agents may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions. If underwriters are used in the sale, they will acquire the debt securities for their own account. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions. These sales will be made at a fixed public offering price or at varying prices determined at the time of the sale. We may offer the debt securities to the public through an underwriting syndicate or through a single underwriter.

Unless the prospectus supplement states otherwise, the obligations of the underwriters to purchase the debt securities will be subject to certain conditions. The underwriters will be obligated to purchase all of the debt securities of the series offered if any of the debt securities are purchased, unless the prospectus supplement states otherwise. We may change from time to time any initial public offering price and any discounts or concessions allowed, re-allowed or paid to dealers.

If we designate agents to sell the debt securities, they will agree to use their reasonable efforts to solicit purchases pursuant to terms agreed to with the Company.

We may choose to sell the debt securities directly to one or more purchasers. In this case, no underwriters, dealers or agents would be involved.

We may authorize underwriters, dealers or agents to solicit certain investors to purchase debt securities on a delayed delivery basis, which provides for payment and delivery on a specified future date. The prospectus supplement will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

EXPERTS

The consolidated financial statements of UGI Utilities, Inc. as of September 30, 2007 and 2006 and for each of the three years in the period ended September 30, 2007 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of September 30, 2007, incorporated in this Prospectus by reference to UGI Utilities,

Inc.’s Annual Report on Form 10-K for the year ended September 30, 2007, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL OPINION

Morgan, Lewis & Bockius LLP has issued an opinion about the legality of the debt securities on our behalf. Any underwriters will be advised about the legality of the debt securities by their own legal counsel.